Exhibit 99.1

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 16, 2015

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 24, 2015, at 10:00 a.m. (Israel time), at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, Gallery Floor, Ramat Gan, Israel, for the following purposes:

*	[Original Proposal 1 has been deleted from the agenda for the Meeting by the Company’s Board of Directors.]

1.
To re-elect to the Company's Board of Directors (the “Board of Directors”) each of Dilip Shanghvi, Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), Sudhir Valia, James Kedrowski and Dov Pekelman (who constitute together all directors of the Company who are not External Directors (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)), to serve for a one year term, until the close of the next annual general meeting of shareholders.

2.
To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2016 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board of Directors.

In addition to the foregoing agenda items, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2015.

Shareholders of record at the close of business on November 23, 2015, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the form of proxy or voting instruction form that is being sent to them and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 03:00 AM EST on December 23, 2015 to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. You may also submit your proxy vote by telephone or via the internet by following the voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person. An electronic copy of the proxy materials will also be available for viewing at http://phx.corporate-ir.net. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, November 17, 2015, at the registered office of the Company, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-4-847-5700.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

TARO PHARMACEUTICAL INDUSTRIES LTD.

_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value New Israeli Shekel (“NIS”) 0.0001 each (“Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001 (“Founders' Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 24, 2015, at 10:00 a.m. (Israel time) at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, Gallery Floor, Ramat Gan, Israel.

It is proposed that, at the Meeting, the following matters be considered:

*	[Original Proposal 1 has been deleted from the agenda for the Meeting by the Company’s Board of Directors.]

1.
To re-elect to the Company’s Board of Directors (the “Board of Directors”) each of Dilip Shanghvi, Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), Sudhir Valia, James Kedrowski and Dov Pekelman (who constitute together all directors of the Company who are not External Directors (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)), to serve for a one year term, until the close of the next annual general meeting of shareholders.

2.
To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2016 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board of Directors.

In addition to the foregoing agenda items, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2015.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Monday, November 23, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 23, 2015, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you.

Quorum

As of November 10, 2015, we had 42,833,273 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding as of the close of business on the record date (Monday, November 23, 2015) is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least three shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Majority Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

How You Can Vote

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the Meeting, or by any of the following alternative means: completing and signing a proxy card; recording your vote over the Internet (at the website www.voteproxy.com); or submitting your vote over the telephone (by dialing toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries). If you vote via the proxy card that has been mailed to you, please be certain to complete, sign and return it in the envelope that was enclosed with it. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://phx.corporate-ir.net, and may complete and sign that proxy card (indicating the name of the record shareholder holding your Ordinary Shares) and return it to our solicitation agent, Bob Marese, Managing Director of MacKenzie Partners, Inc. at 212-929-5405 or bmarese@mackenziepartners.com.  The solicitation agent, on our behalf, reserves the right to require further identifying information from you if you submit your proxy card in that manner.  You may change your mind and cancel your proxy card by sending our solicitation agent written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our registered Israeli offices at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than 03:00 AM EST on December 23, 2015.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares, including providing voting instructions through the Internet (at the website www.voteproxy.com); or submitting your vote over the telephone (by dialing toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries). All votes should be submitted by 03:00 AM EST on December 23, 2015 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of Ordinary Shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the record shareholder of your shares to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.  If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the enclosed proxy form, shares represented by the proxy will be voted in favor of the proposal and any other matters that may be presented to the Meeting, if the proxy is properly executed and received by the Company by 03:00 AM EST on December 23, 2015.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about November 27, 2015. Certain officers, directors and employees, of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.  We may also retain a proxy solicitor in order to solicit proxies, for which we may pay a customary fee.

Voting Results

We will tally the final voting results based on the information provided by our transfer agent, proxy solicitor or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, at http://phx.corporate-ir.net. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of November 10, 2015 by:

■	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

■	each of our directors and executive officers individually; and

■	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days as of November 10, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned shown below is based on 42,833,273 Ordinary Shares outstanding as of November 10, 2015.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each beneficial holder's address is c/o Taro Pharmaceutical Industries Ltd., 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel.

Name	Ordinary Shares Beneficially Owned		Percent of Outstanding Ordinary Shares*
Major Shareholders
Sun Pharmaceutical Industries Ltd. (1)	29,497,813		68.9%
Directors and Officers
Dilip Shanghvi (2)
Kal Sundaram	—		0.0%
Sudhir Valia (3)	—		0.0%
Ilana Avidov-Mor	—		0.0%
Dan Biran	—		0.0%
Dov Pekelman	—		0.0%
James Kedrowski	—		0.0%
Michael Kalb, C.P.A. (New York)	—		0.0%
Stephen Manzano, Esq.	—		0.0%
Avi Avramoff, Ph.D.	—		0.0%
Itamar Karsenti	—		0.0%
Michael Teiler	—		0.0%
Daryl LeSueur	—		0.0%
Michael Perfetto	—		0.0%
Ralph Bohrer	—		0.0%
Michele Visosky		*	*
Jayesh Shah	—		0.0%
Chantal LeBlanc	—
Total for all directors and officers (18 persons) listed above, as a group		*	*

*Less than 1%.

(1)
As reported in the Schedule 13D/A filed by Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) on November 27, 2013. Following our repurchase of 1,959,514 ordinary shares in December 2013, the percentage of outstanding ordinary shares owned by Sun Pharma increased to 68.9%. The address of Sun Pharma is Sun House, Plot No. 201/B-1, Western Express Highway, Goregaon (East), Mumbai—400063, India.

(2)
Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.7% of Sun Pharma. As of November 10, 2015, Sun Pharma and its affiliates owned 68.9% of our outstanding ordinary shares.

(3)	Sudhir Valia is also a director of Sun Pharma. As of November 10, 2015, Sun Pharma and its affiliates owned 68.9% of our outstanding ordinary shares.

The following table sets forth certain information regarding the ownership of our Founders’ Shares by our directors and officers as of November 10, 2015. The percentage of ownership is based on 2,600 Founders’ Shares outstanding as of November 10, 2015.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd. (1)	2,600	100.00%

(1)
Alkaloida Chemical Company Exclusive Group Ltd., or Alkaloida, a subsidiary of Sun, owns all 2,600 of our outstanding founders’ shares and is entitled to exercise one-third of the total voting power in our company regardless of the number of ordinary shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the founders’ shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

ORIGINAL PROPOSAL 1
[PROPOSAL REMOVED FROM AGENDA BY THE COMPANY’S BOARD OF DIRECTORS]

PROPOSAL 1 (FORMERLY PROPOSAL 2)
RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the listed nominees) will be voted for the re-election, as directors of the Company, of the five nominees named below who shall hold office from the close of the Annual General Meeting and serve in office until the close of the next annual general meeting of shareholders, under the same terms of remuneration approved by the Audit Committee, the Compensation Committee, the Board of Directors and the annual general meeting of shareholders that took place on July 25, 2013, and by the extraordinary general meeting of shareholders that took place on March 27, 2014, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under our Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:
1.     Dilip Shanghvi
2.     Kal Sundaram
3.     Sudhir Valia
4.     James Kedrowski
5.     Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee  at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Haifa Bay, Israel.

Biographical Information for Director Nominees

The following information is supplied with respect to each nominee for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as director and Chairman from September 2010 to April 2012. He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry. A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011. He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, Economic Times’ Entrepreneur of the Year and Business Standard’s CEO of the Year in 2008, CNBC TV 18’s First Generation Entrepreneur of the Year and Pharmaceutical Company IMC Juran Quality Medal in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005. Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, was appointed Chief Executive Officer of the Company in August 2013 and has served as a director since April 2012. Mr. Sundaram was Chairman of the Taro Board from April 2012 until he was appointed Chief Executive Officer. He was Sun Pharma’s Chief Executive Officer from April 2010 to April 2012 (and a director of the Sun Pharma board of directors until March 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other emerging market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry. Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK), where he held country, regional and global responsibilities. As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.

Sudhir Valia became a member of the Taro Board in September 2010. Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994. He currently supports finance, commercial, operations, projects and quality control. Prior to then, Mr. Valia was a chartered accountant in private practice. Mr. Valia is on the board of directors of a number of companies in Sun’s group, including Sun Pharma Advanced Research Company Ltd. Mr. Valia is a qualified chartered accountant in India.

James Kedrowski became a member of the Taro Board in May 2011. In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013. Mr. Kedrowski has been with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and most recently served as an Executive Vice President. Mr. Kedrowski currently serves as a Senior Advisor to Sun Pharma. Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all Chemicals, Energy, and Carbon. Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the U.S.A. before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia. Mr. Kedrowski then returned to the U.S.A. as Operational Vice President for seven North American Industrial Chemicals plants.

Dov Pekelman became a member of the Taro Board and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013. Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Enzymotec (NASDAQ:ENZY). He serves on the Board of Directors of the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN). Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

Office Holder Compensation in Fiscal Year Ended March 31, 2015

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the fiscal year ended March 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
(U.S. dollars)

Name and Principal Position(2)	Base Compensation ($)	Benefits and Perquisites ($)(4)	Variable compensation ($)(5)	Equity-Based Compensation ($)(6)	Total ($)
Dilip Shanghvi	905,728(3)	—	869,648	—	1,775,376
Sudhir Valia	596,214(3)	—	560,134	—	1,156,348
Kal Sundaram	400,000	40,075	400,000	—	840,075
Michael Perfetto	389,438	70,854	301,172	—	761,464
Michael Kalb	344,754	51,530	103,426	—	499,710

(1)
All amounts reported in the table represent amounts recorded in the Company’s financial statements, which in some instances is a portion of the Covered Executive’s compensation, as more fully described in the footnotes below.  Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate during the fiscal year ended March 31, 2015.

(2)
Mr. Dilip Shanghvi and Mr. Sudhir Valia are directors of Taro.  Mr. Kal Sundaram is a director and CEO of Taro.  Mr. Sundaram is an employee of Sun Pharma and 80% of his base compensation and benefits are charged to Taro by Sun Pharma (which amounts are reflected in the above table) in accordance with the compensation previously approved by the Company’s shareholders. The variable compensation amount reflected in the above table represents the bonus earned by Mr. Sundaram that is attributable to Taro.  Mr. Michael Perfetto, CCO, and Mr. Michael Kalb, CFO, are full time employees of Taro.  Mr. Perfetto also took on responsibility for Sun Pharma’s Generic Rx and OTC business on January 15, 2015 and, since that time, 50% of his total compensation and benefits are charged by Taro to Sun Pharma, which net cost to Taro is reflected in the table.  100% of Mr. Michael Kalb’s compensation and benefits are recorded as an expense to Taro.

(3)
As approved by our shareholders, Mr. Shanghvi’s base compensation consists of $868,648 of management fees, $32,634 of director fees and $3,446 of board meeting fees. Similarly, Mr. Valia’s base compensation consists of $560,134 of management fees, $32,634 of director fees and $3,446 of board meeting fees.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Taro’s guidelines.

(5)	Amounts reported in this column refer to performance based bonus payments that were earned during the fiscal year ended March 31, 2015.

(6)	For the year ended March 31, 2015, we recorded no equity based compensation expense in respect of our Covered Executives.

Proposed Resolutions

The Board of Directors will present the following resolutions at the Annual General Meeting:

“RESOLVED, that Dilip Shanghvi be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Kal Sundaram be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Sudhir Valia be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that James Kedrowski be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Dov Pekelman be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

Required Majority

In order to approve the above resolutions pursuant to Proposal 1, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the re-election of each of the proposed nominees under Proposal 1.

PROPOSAL 2 (FORMERLY PROPOSAL 3)
REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, who we refer to as BDO Israel, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors for the fiscal year ending March 31, 2016 and until the close of the annual general meeting of the shareholders of the Company that follows the Meeting.  The shareholders at the Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

We paid the following fees for professional services rendered by BDO Israel for the years ended March 31, 2015 and 2014, respectively.

	Year ended	Year ended
	March 31, 2015	March 31, 2014
	(In millions of U.S. Dollars)
Audit fees	$0.64	$0.60
Tax fees	0.03	0.05

Total	$0.67	$0.65

The audit fees for the years ended March 31, 2015 and 2014, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All services provided by our independent auditors were approved by our Audit Committee.

Tax fees represents fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be, and hereby are, appointed as the Company’s independent auditors for the fiscal year ending March 31, 2016 and until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

Required Majority

In order to approve the above resolution pursuant to Proposal 2, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the reappointment of BDO Israel as described above.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s annual consolidated balance sheet as of March 31, 2015, the consolidated statements of income for the fiscal year then ended, and the auditor’s report thereon, all of which are included in our Annual Report on Form 20-F for the twelve month period ended March 31, 2015, which we filed with the SEC on July 1, 2015 and can be accessed at http://www.taro.com and through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  November 16, 2015